UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
749,118
	8	SHARED VOTING POWER*
-0-
	9	SOLE DISPOSITIVE POWER*
749,118
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
749,118
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.3% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1	This percentage is calculated based upon 57,834,779 outstanding shares of Common Stock as of December 22, 2011.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Silver Point Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
749,118
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 749,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
749,118
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.3% (1)
14		TYPE OF REPORTING PERSON
OO
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
749,118
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 749,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
749,118
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.3% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
749,118
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 749,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
749,118
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
1.3% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

    This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008 (the “Original 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on March 9, 2011, Amendment No. 2 filed by the Reporting Persons on May 10, 2011, Amendment No. 3 filed by the Reporting Persons on May 23, 2011, Amendment No. 4 filed by the Reporting Persons on November 15, 2011, Amendment No. 5 filed by the Reporting Persons on November 28, 2011 and Amendment No. 6 filed by the Reporting Persons on December 27, 2011 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Company.

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

“As of the date hereof, the Reporting Persons beneficially own 749,118 shares of Common Stock, representing 1.3% of the outstanding Common Stock.

      As a result of the matters described in Item 6 below, it is no longer the case that the Reporting Persons could be considered part of a "group," within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder, with the THL Investors and the GS Investors, and as a result, the Reporting Persons are no longer subject to the beneficial ownership reporting provisions of Section 13(d) of the Act with respect to securities of the Issuer.

e.  As of  February 18, 2012, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of  Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following as the last paragraph thereof:

“As previously disclosed, on March 7, 2011, SPCP and the THL Investors amended the 2009 Letter Agreement to provide that as of the nine month anniversary of the Closing Date, Sections 2 and 3 of the 2009 Letter Agreement would terminate, thus terminating (i) the Proxy and (ii) the Co-Exit Rights.  In addition, as previously disclosed, on May 18, 2011, SPCP, the THL Investors and the GS Investors amended the Shareholders Agreement to, among other things, provide that SPCP would cease to be a party to the Shareholders Agreement as of the nine month anniversary of the Closing Date.  The Closing Date occurred on May 18, 2011.  As a result, on February 18, 2012, SPCP ceased to have any agreement, arrangement or understanding to act together with any other person for the purpose of acquiring, holding, voting or disposing of securities of the Issuer.  Thus, as of such date, it is no longer the case that the Reporting Persons could be considered part of a “group,” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder.  Accordingly, as of such date, the Reporting Persons beneficially owned less than five percent of the Issuer’s equity securities.”

Item 7.  Material to be filed as Exhibits

   Exhibit 7.01: Joint Filing Agreement, dated February 21, 2012.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   February 21, 2012

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC, its general partner

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A MULÉ /s/ Frederick H. Fogel, attorney-in-fact
ROBERT J. O'SHEA /s/ Frederick H. Fogel, attorney-in-fact

Exhibit 7.01

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of MoneyGram International, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 21, 2012

SILVER POINT CAPITAL, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

EDWARD A MULÉ /s/ Frederick H. Fogel, attorney-in-fact

ROBERT J. O'SHEA /s/ Frederick H. Fogel, attorney-in-fact